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                             July 26, 2022

       Matthew Fernand
       Chief Legal Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, NY 10110

                                                        Re: Seritage Growth
Properties
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 7, 2022
                                                            File No. 001-37420

       Dear Mr. Fernand:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, filed July 7, 2022

       General

   1. We note your disclosure that the approval of the plan of sale would allow you to engage potential buyers and
complete sales of assets without the need to subject any such future transaction to the
delay and conditionality that would be associated with having to seek and obtain shareholder
approval in connection with these future asset sales. However, a sale of all or any
substantial part of your assets requires Item 14 of Schedule 14A disclosure. See also
Note A to Schedule 14A. Therefore, it appears that an additional proxy statement would
need to be filed in connection with the plan of sale. Please advise.
   2. We note your disclosure that your former Chairman, Edward S. Lampert, together with related entities,
beneficially owns 29% of your issued and outstanding shares. We also note that Mr. Lampert
indicated that he would be interested in buying some or all of the assets of the company
to be sold in the plan of sale proposal and that he has signed a voting and support
agreement in which he has agreed to vote in favor of the proposal.
 Matthew Fernand
Seritage Growth Properties
July 26, 2022
Page 2
      Since Mr. Lampert appears to be an affiliate of the Company, a sale to him may be subject to Rule 13e-3 and, if so, the Schedule 13E-3 must be filed now, at the first step. However, it is unclear how you could satisfy the requirements of Schedule 13E-3 without knowing the terms of a transaction. Please provide us with your analysis as to the applicability of
      Exchange Act Rule 13e-3 to your transaction and how you and Mr. Lampert would propose to satisfy the requirements of Rule 13e-3 and Schedule 13E-3, including but not limited to, the requirement to express and support a position with respect to the fairness of any potential transaction to unaffiliated shareholders. Refer to Exchange Act Rule 13e-3 and the Schedule 13e-3 Compliance and Disclosure Interpretations for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if
you have questions.



                                                            Sincerely,
FirstName LastNameMatthew Fernand
                                                            Division of
Corporation Finance
Comapany NameSeritage Growth Properties
                                                            Office of Real
Estate & Construction
July 26, 2022 Page 2
cc:       Phil Richter, Esq.
FirstName LastName